SCHEDULE 14A

(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Filed by the registrant ☐

Filed by a party other than the registrant ☒

Check the appropriate box:

☐ Preliminary proxy statement.

☐ Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)).

☐ Definitive proxy statement.

☒ Definitive additional materials.

☐ Soliciting material under Rule 14a-12.

FIRST FINANCIAL NORTHWEST, INC.

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(Name of Registrant as Specified in its Charter)

STILWELL VALUE PARTNERS II, L.P.

STILWELL VALUE PARTNERS V, L.P.

STILWELL VALUE PARTNERS VI, L.P.

STILWELL VALUE PARTNERS VII, L.P.

STILWELL PARTNERS, L.P.

STILWELL ASSOCIATES, L.P.

STILWELL ASSOCIATES INSURANCE FUND OF THE S.A.L.I. MULTI-SERIES FUND L.P.

STILWELL VALUE LLC

STILWELL ADVISERS LLC

JOSEPH STILWELL

SPENCER L. SCHNEIDER

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(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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(4) Date Filed:

THE STILWELL GROUP

111 Broadway, 12th Floor

New York, NY 10006

(212) 269-1551

INFO@STILWELLGROUP.COM

April 30, 2012

Dear Fellow FFNW Owner,

The upcoming annual meeting is a referendum on our Company’s future.

Despite the current board having led our Bank into a cumulative loss of $90 million, they seem unwilling and unable to accept either individual or collective responsibility for their failures. Worse, their multi-million dollar awards to the failed CEO, Victor Karpiak, illustrate they don’t grasp what it means to steward our capital. Further, their consideration of using our Bank’s remaining excess capital to buy another bank (or two) shows they remain unchastened by their own failures.

•	In this election, if you think our Bank should consider buying another bank (or banks), vote for management’s slate;

•	If you want to give Victor Karpiak another chance to remain CEO, vote for management’s slate;

•	If you want to maintain a ‘director emeritus’ program, paying the retired directors who led our Bank into its losses, and if you want to keep their pictures hanging on the walls, vote for management’s slate;

•	If you want the board members to be given Apple’s latest i-gizmo for free so that they ‘can communicate better’, or if you want to rent theatres to hold annual meetings in a venue that ‘more experienced directors’ believe to be suitable, vote for management’s slate; and

•	If you believe that management compensation should consist of salary, cash bonuses, stock options, restricted stock, matching contributions for 401(k) plans, ESOP participation, executive supplemental retirement pension (payable at age 60), ‘evergreen’ employment and severance agreements, club dues, and a car allowance—then please vote for management’s slate.

However, if you favor accountability for management and for the board, vote for our nominee. We think Victor should be fired.

If you oppose the riot of compensation programs and the sense of entitlement the board has when spending our money, vote for our nominee. We favor corporate frugality at every turn.

If you want our Bank to be sold to the highest bidder, vote for our nominee. We’ll take your mandate and push to get the best price in a sale as quickly as possible.

We have substantial experience in maximizing shareholder value at underperforming financial institutions. Vote the GREEN proxy card so that the board knows you favor maximizing shareholder value.

Sincerely,

/s/ Joseph Stilwell

Joseph Stilwell

PLEASE NOTE:

There were 18,805,168 shares outstanding on the record date for the 2012 annual shareholders meeting, March 30, 2012. To be eligible for inclusion in FFNW's printed proxy materials, shareholder proposals intended to be presented at its annual meeting of shareholders next year must be received at FFNW's executive office at 201 Wells Avenue South, Renton, Washington 98057, no later than December 17, 2012. In addition, FFNW's Articles of Incorporation provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before a meeting, a shareholder must deliver notice of such nominations and/or proposals to FFNW's Secretary not less than 30 nor more than 60 days prior to the date of the meeting; provided that if less than 31 days’ notice of the meeting is given to shareholders, such written notice must be delivered not later than the close of business on the 10th day following the day on which notice of the meeting was mailed to shareholders.

▼ DETACH PROXY CARD HERE ▼

PROXY

THIS PROXY IS SOLICITED BY THE STIWELL GROUP IN OPPOSITION TO

THE BOARD OF DIRECTORS OF FIRST FINANCIAL NORTHWEST, INC.

FOR THE 2012 ANNUAL MEETING OF SHAREHOLDERS

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF FIRST FINANCIAL NORTHWEST, INC.

The undersigned hereby appoints Mr. Joseph Stilwell, Mr. Spencer L. Schneider, and Mr. Richard H. Grubaugh, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $0.01 per share, of First Financial Northwest, Inc. (“First Financial” or the “Company”) which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at the Carco Theatre, located at 1717 SE Maple Valley Highway, Renton, Washington, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned shareholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the Stilwell Group’s Nominee for election as a director as noted on the reverse, “AGAINST” the non-binding vote on approval of the compensation of the Company’s named executive officers and “FOR” the ratification of the appointment of Moss Adams LLP as the Company’s independent auditor for 2012. This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The Stilwell Group's Proxy Statement and form of GREEN proxy card are available at www.dfking.com/ffnw.

For registered shares, your proxy must be received by 11:59 P.M. (EDT) on the day before the meeting date. We will inform you of the meeting date after it is announced by the Company.

VOTE BY INTERNET - www.firstcoastresults.com/STIL.html

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-218-2910

Use any touch-tone telephone to transmit your voting instructions until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL - Mark, sign and date your GREEN proxy card and return it in the postage-paid envelope we have provided.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▼ DETACH PROXY CARD HERE ▼

The Stilwell Group recommends that you vote “FOR” the election of the Stilwell Group’s Nominee, Spencer Schneider, as a director, AGAINST the advisory vote approving the compensation of the Company's named executive officers, and “FOR” the ratification of the appointment of Moss Adams LLP as the Company’s independent auditor.

1. ELECTION OF DIRECTORS

– To elect Mr. Spencer Schneider

☐ FOR ☐ WITHHOLD

The Stilwell Group intends to use this proxy to vote for the persons who have been nominated by the Company to serve as Directors, other than the Company nominee noted below. There is no assurance that any of the candidates nominated by the Company will serve as Directors if the Stilwell Group’s Nominee is elected. You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the name, background, qualifications and other information concerning the Company’s nominees. The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority for VICTOR KARPIAK.

Note: If you do not wish for your shares to be voted “FOR” either or both of the persons who have been nominated by the Company to serve as Directors, other than VICTOR KARPIAK, write the name of the Company nominee(s) in the following space:

2. ADVISORY (NON-BINDING) APPROVAL OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS LLP AS THE INDEPENDENT AUDITOR FOR FIRST FINANCIAL NORTHWEST, INC. FOR THE YEAR ENDING DECEMBER 31, 2012.

☐ FOR ☐ AGAINST ☐ ABSTAIN

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the Proxy Statement provided herewith.

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.

Dated:_______________________	Signature______________________________
Title:

Signature (if held jointly)__________________
Title: